July 8, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Juan Grana
Margaret Sawicki

Re:	ORIENTAL RISE HOLDINGS LIMITED
Registration Statement on Form F-1
Filed June 24, 2025
File No. 333-288292

Dear Mr. Grana:

On behalf of Oriental Rise Holdings Limited, a Cayman Islands corporation (the “Company”), we write in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 1, 2025, with reference to the Company’s Registration Statement on Form F-1 filed with the Commission on June 24, 2025, (the “Registration Statement”). We also simultaneously file with the Commission an amended Registration Statement on Form F-1 in response to such comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Registration Statement on Form F-1

General

1.	We note your response to prior comment 2. Please revise to reinstate the reference to “sudden or unexpected” changes in laws and regulations in the heading of the risk factor on page 44.

Response: In response to the Staff’s comment, we have revised the heading of the subject risk factor on page 44 as requested.

We thank the Staff for its review of the foregoing and believe the Registration Statement and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely yours,

THE CRONE LAW GROUP, P.C.

/s/ Joe Laxague
Joe Laxague

cc:	Dezhi Liu
Chief Executive Officer
ORIENTAL RISE HOLDINGS LIMITED

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

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